02044262

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2002
WASH. D.C. 154

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

PROCESSED
JUL 16 2002
THOMSON
FINANCIAL

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNION PACIFIC CORPORATION
1416 DODGE STREET
OMAHA, NEBRASKA 68179

100885

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

FORM 11-K

EXHIBIT INDEX

Exhibit I.	Financial Statements as of December 31, 2001 and 2000 and for the Years Then Ended, Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report
Exhibit II.	Independent Auditors' Consent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date June 26, 2002

By /s/ Barbara W. Schaefer

Barbara W. Schaefer, Senior Vice President - Human Resources
Union Pacific Corporation

Exhibit I

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Financial Statements as of December 31, 2001 and 2000
and for the Years Then Ended, Supplemental Schedule
for the Year Ended December 31, 2001
and Independent Auditors' Report

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 5, 2002

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Plan interest in Master Trust (Notes 2 and 3)	$ 133,051,981	$ 146,702,228
Net assets available for benefits	$ 133,051,981	$ 146,702,228

The accompanying notes are an integral part of these financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Plan interest in Master Trust investment income (Note 3):		
Net depreciation in fair value of investments	$ (5,565,119)	$ (5,845,458)
Interest and dividends	4,771,928	11,118,811
Total investment income (loss)	(793,191)	5,273,353
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	12,856,721	18,649,782
Investment management fees	335	1,577
Total	12,857,056	18,651,359
NET DECREASE	(13,650,247)	(13,378,006)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	146,702,228	160,080,234
End of year	$ 133,051,981	$ 146,702,228

The accompanying notes are an integral part of these financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) is provided for general information only. Participants should refer to the Program document for more complete information.

General – The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the Company) and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective December 31, 1995, the Program was frozen and future contributions are not permitted.

Contributions – The Program was frozen effective December 31, 1995. No new participants or contributions were allowed in the Program after December 31, 1995.

Loans to Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Program administrator. Interest rates on loans currently outstanding range from 5.00% to 9.50%. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts – Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Payment of Benefits – Under the terms of the Program, benefits are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as determined by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan.

Plan Administration – The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the Corporation). All administrative expenses of the Program, with the exception of investment management fees, are paid by the Corporation. Investment management fees are paid by the Program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Union Pacific Corporate's Res Fund (Excl Divs), Anadarko Stock Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices. As of December 31, 2001, the Master Trust no longer had investments in the Union Pacific Corporate's Res Fund (Excl Divs) or the Anadarko Stock Fund.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value. Participant loans are valued at their carrying value, which approximates fair value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

3. MASTER TRUST

At December 31, 2001 and 2000, the Program participated in a Master Trust with the Union Pacific Corporation Thrift Plan, and the Union Pacific Employee Stock Ownership Plan. The investment assets of the Master Trust were held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income of the investment accounts to the various participating plans. The Program's interest in the total Master Trust, as a percentage of net assets held by the Master Trust, was approximately 14.26% and 14.56% at December 31, 2001 and 2000, respectively. In April 2001, the Southern Pacific Rail Corporation Thrift Plan (SPRC Thrift Plan) was merged into the Union Pacific Corporation Thrift Plan. Prior to the merger, the SPRC Thrift Plan participated in the Master Trust.

The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The following table presents the net assets of the Master Trust as of December 31, 2001 and 2000:

	2001	2000
Investments at fair value as determined by quoted market price:		
Common stock	$ 189,348,184	$ 232,394,709
Mutual funds	443,254,345	509,290,032
	632,602,529	741,684,741
Investments at contract value:		
Guaranteed investment contracts	261,810,820	228,163,871
Investments at estimated fair value:		
Cash	65,760	73,276
Mutual funds	22,121,282	18,794,068
Participant loans	16,506,219	18,616,359
	38,693,261	37,483,703
Investments in Master Trust	$ 933,106,610	$ 1,007,332,315
Portion allocated to the Program	14.26 %	14.56 %
Investments	$ 133,051,981	$ 146,702,228

Investment income (loss) for the Master Trust for the years ended December 31, 2001 and 2000 is as follows:

Investment income (loss):	2001	2000
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ 22,269,152	$ 54,587,246
Mutual funds	(61,792,830)	(77,862,770)
	(39,523,678)	(23,275,524)
Investments at contract value:		
Guaranteed investment contracts	-	(136,523)
Total depreciation in investments	(39,523,678)	(23,412,047)
Interest and dividends	29,614,846	59,629,249
Total investment income (loss) of Master Trust	$ (9,908,832)	$ 36,217,202
Program's portion of Master Trust investment income (loss)	$ (793,191)	$ 5,273,353

While the Program participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, Master Trust investment income (loss) may not be allocated evenly among the plans participating in the Master Trust.

The Union Pacific Fixed Income Fund included in the Master Trust invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 5.71% and 6.15% at December 31, 2001 and 2000, respectively. The crediting interest rates for the years ended December 31, 2001 and 2000 ranged from 4.66% to 7.81% and 6.00% to 7.81%, respectively.

4. TAX STATUS

The Program has obtained a tax determination letter dated April 16, 1996, in which the Internal Revenue Service stated that the Program, as amended through October 24, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has since been amended. With respect to the operation of the Program, Program management is aware of certain operational defects which could adversely affect the tax-exempt status of the Program. These operational defects are being corrected through the use of the Voluntary Compliance Program (VCP). Submission to the VCP program was made on July 27, 2001, and a compliance letter was received for this filing on February 19, 2002. Therefore, no provision for income taxes has been included in the Program's financial statements.

5. PROGRAM TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Program's assets to the participants, or to continue the Trust and distribute benefits as though the Program had not been terminated.

6. RELATED PARTY TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

7. PROHIBITED TRANSACTIONS

During 2001, it was discovered that for the period beginning in 1998, there was an inadvertent use of Program assets by Union Pacific Railroad Company (the Railroad) due to a clerical error which violated IRC Section 4975(c)(1)(D). Participant withholdings were not properly credited to participant accounts. Therefore, the transactions constituted an extension of credit from the Program to the Railroad.

The Railroad repaid the majority of these withholdings plus lost earnings in 2001. The remainder will be repaid in 2002.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

FORM 5500, SCHEDULE G, PART III
SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party-in-Interest	Description of Transactions Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Current Value of Asset
Union Pacific Railroad Company	Subsidiary of Plan sponsor	In prior years, participant withholdings were not properly credited to participant accounts. The withholdings constitute an extension of credit from the Plan to the Railroad in violation of IRC Section 4975(c)(1)(D).	$ 272

Exhibit II

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-10797 of Union Pacific Corporation on Form S-8 of our report dated June 5, 2002, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 26, 2002